Starwood Waypoint Residential Trust
591 West Putnam Avenue,

Greenwich, Connecticut 06830

January 16, 2014

VIA EDGAR AND EMAIL

Mr. Duc Dang

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Starwood Waypoint Residential Trust (the “Company”)

Registration Statement on Form 10 (File No. 001-36163)

Dear Mr. Dang:

The Company hereby requests acceleration of the effective date of the registration statement on Form 10 (File No. 001-36163), so that it may become effective at 1:00 p.m. Eastern Time on January 17, 2014 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to J. Gerard Cummins of Sidley Austin LLP, the Company’s counsel, at (212) 839-5374.

In connection with this request, the Company acknowledges that:

(1)  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours,

STARWOOD WAYPOINT RESIDENTIAL TRUST

By:	/s/ Andrew J. Sossen
Name:	Andrew J. Sossen
Title:	General Counsel and Secretary